echo bay mines ltd.



                 ECHO BAY ANNOUNCES SECOND QUARTER 2002 RESULTS
                 ----------------------------------------------


Edmonton,  Alberta - Tuesday, July 30, 2002 - Echo Bay Mines Ltd. (Amex and TSX:
ECO) today reported a net loss of $1.5 million for the second quarter of 2002 compared with a net loss of $0.4 million in the second quarter of 2001. The second quarter 2002 results include a one-time charge of $5.5 million relating to the exchange of the company's capital securities for common shares of the company on April 3, 2002. On a per share basis, the results were break-even for the quarter compared to a net loss of $0.03 in 2001. The loss per share in 2001 included $4.3 million representing the equity portion of the interest on the company's capital securities. All dollar amounts are expressed in U.S. dollars.

     Net earnings for the six months ended June 30, 2002 were $4.0 million compared with net earnings of $3.4 million in the same period in 2001. On a per share basis, after adding capital securities interest of $4.6 million in 2002 and $8.7 million in 2001, the company broke even for the six months ended June 30, 2002 compared with a loss of $0.04 in the same period of 2001.

     Total gold production for the quarter was 129,642 ounces compared with second quarter 2001 production of 176,284 ounces. The lower production resulted from lower grades at Lupin and no production from McCoy/Cove. Consolidated cash operating costs for the quarter were $224 per ounce compared with $218 in the same period in 2001.

     Total gold production for the six months ended June 30, 2002 was 278,918 ounces compared with production of 349,754 ounces in the same period in 2001. The lower production resulted from lower grades at all properties and completion of production at McCoy/Cove in March 2002. Consolidated cash operating costs for the six month period were $219 per ounce compared with $215 in the same period in 2001.

     Revenue was down this quarter compared with a year ago ($54.6 million compared with $63.6 million) as a result of fewer gold ounces sold. The lower sales were partially offset by higher deferred revenue recognized this year ($8.9 million compared to $5.1 million in 2001) and higher realized gold prices. The deferred revenue relates to gains on hedging contracts that were closed in prior years.

     Revenue was down for the six months ended June 30, 2002 compared with a year ago ($109.8 million compared to $128.1 million) as the company sold less gold and silver. The lower sales were partially offset by higher deferred revenue recognized in the first six months of this year ($16.3 million) than recognized in the same period in 2001 ($7.1 million) and higher realized gold prices.

DEBT AND LIQUIDITY - CAPITAL SECURITIES RETIRED, FINANCING COMPLETED, REVOLVING DEBT REPAID

     On April 3, 2002 the company issued 361,561,230 common shares to retire $100 million in principal amount of capital securities together with all accrued and unpaid interest, which then amounted to $69 million. The excess of the market value of the common shares issued plus issue costs over the book value of the capital securities ($137.8 million) was recorded proportionately between interest expense ($5.5 million) and deficit ($132.3 million) based on the debt and equity classifications of the capital securities. The interest expense has been taken as a one-time charge against second quarter earnings.

     In May 2002, the company issued 39,100,000 units, each unit consisting of one common share and one warrant to purchase one common share. Net proceeds of the offering were $25.5 million. The warrants, which trade separately from the company's common shares, entitle the holder to purchase one common share for each warrant held for a price of $0.90 per share at any time on or prior to November 14, 2003. At the end of May, the company repaid the $17 million balance remaining on its revolving credit facility and is now debt free.

     The company ended the second quarter with $16.6 million in cash and cash equivalents and no debt. This is a significant achievement considering the company's debt burden four and one-half years ago and considering that the spot price for gold during the period from January 1998 to June 2002 averaged $283 per ounce. At the beginning of 1998, total bank debt plus the principal of the capital securities amounted to $162 million. Deferral of interest payments on the capital securities began in the first quarter of 1998. At that point, interest began to accumulate at an annual rate of 12 percent and continued to do so until all capital securities were retired in April 2002.

     The company's gold forward sales position consists of 30,000 ounces at a minimum price of $293 per ounce and 90,000 gold call options sold with an average strike price of $296 per ounce. Delivery against this position is scheduled for the third and fourth quarters of this year. The company is completely unhedged beyond 2002.

COMBINATION OF THE COMPANY, KINROSS GOLD CORPORATION AND TVX GOLD INC.

     On June 10, 2002, the company, Kinross Gold Corporation and TVX Gold Inc. announced that they had entered into an agreement providing for the combination of the companies. In a concurrent transaction, TVX agreed to acquire from Newmont Mining Corporation the interest in the TVX Newmont Americas joint venture that it does not already own. The combination of the companies is conditional upon the completion of this purchase.

     Shareholders of Echo Bay (other than Kinross) will receive 0.52 of a Kinross common share for each Echo Bay common share. At a Kinross special meeting, the shareholders of Kinross are expected to consider a one-for-three share consolidation which, if approved, would result in an exchange ratio change from 0.52 to 0.1733 of a Kinross common share for each Echo Bay common share. The Kinross share consolidation will not affect the percentage ownership interest of the Echo Bay shareholders in Kinross.

     The company is in the process of obtaining customary regulatory approvals and the combination will be presented to Echo Bay shareholders for their consideration at a special meeting anticipated to be set for the fourth quarter of 2002.

ROUND MOUNTAIN - CONTINUED STRONG PERFORMANCE AND EXPLORATION DRILLING AT GOLD HILL

     The company has a 50 percent ownership interest in, and is the operator of, the Round Mountain mine in Nevada. The company's share of mine production was 95,499 ounces for the quarter compared with 97,770 ounces in the prior year. Cash operating costs for the quarter were $176 per ounce compared to $194 per ounce in the previous year reflecting lower spending during the current quarter. Round Mountain's production target for 2002 is being increased to 730,000 ounces (Echo Bay's share: 365,000 ounces). Cash operating costs are forecast to be $195 per ounce.

     During the quarter, four additional 240-ton haul trucks were purchased to replace older and higher cost 150-ton units. In addition, work continued on the Gold Hill property located just four miles north of the current mining and processing facilities. The second quarter program was focused on shallow mineralization to assess the economics of a small starter pit. Gold Hill displays Round Mountain style mineralization over an area that presently measures approximately 2,000 by 4,000 feet. The extent of the mineralization has not been fully defined.

MCCOY/COVE - UNDER FULL RECLAMATION

     At McCoy/Cove in Nevada, gold production was completed on March 31, 2002 and the property is now in full reclamation mode.

     On February 13, 2002, a subsidiary of the company entered into an agreement with Newmont Mining Corporation providing for the sale to Newmont of the entire McCoy/Cove complex. The agreement was subject to the completion of due diligence by Newmont by July 31, 2002 and called for a payment to Echo Bay of $6 million and the assumption by Newmont of all reclamation and closure obligations at McCoy/Cove.

     On June 9, 2002, two subsidiaries of the company entered into a new asset purchase agreement with a subsidiary of Newmont providing for the sale of the McCoy/Cove complex. The closing of the transaction is subject to, among other conditions, completion of the combination of Kinross, TVX and the company. In consideration for the purchase of such assets, the Newmont subsidiary has agreed to assume all liabilities and obligations relating to the reclamation and remediation required for the McCoy/Cove complex. This new agreement replaces the agreement dated February 13, 2002 and results in no cash payment to the company or any of its affiliates. Pending completion of the transaction, Echo Bay will continue to operate McCoy/Cove for its own account.

LUPIN - LOWER GRADES REDUCE ANNUAL TARGET TO 120,000 OUNCES

     Gold production for the quarter was 24,643 ounces compared to 34,756 ounces in 2001 reflecting 20 percent lower grades and a decrease of 11 percent in tons milled. During the quarter, there were a limited number of production areas and lower grades were encountered in all areas. Over the last two years, an emphasis on cash conservation limited development, thereby reducing the flexibility to offset areas of low grade ore. Cash operating costs for the quarter were $384 per ounce compared with $249 per ounce in 2001 ($230 per ounce after taking credit for Canadian dollar hedging). The significant increase in cash operating costs is attributable to the lower production as well as increased spending for underground equipment maintenance. Spending is now focused on increased development activities and additional production drilling.

     While the company believes that significant progress is now being made, the production shortfall encountered during the first six months of this year will not be replaced. Therefore, the annual production target has been reduced by 20,000 to 120,000 ounces and cash operating costs per ounce are now forecast at $295 per ounce compared to a planned target of $250 per ounce.

KETTLE RIVER - ENCOURAGING DRILLING AT EMANUEL CREEK PROPERTY

     Gold production for the quarter was 9,500 ounces, down from 16,373 ounces in 2001, reflecting the lower tonnage available from the K-2 mine and ore stockpiles. With the lower production, cash operating costs per ounce were $282 per ounce compared with $274 per ounce in 2001. The higher costs per ounce resulted only from the lower production as actual spending was 40 percent less than in 2001. Kettle River production for 2002 is now expected to be 30,000 ounces with cash operating costs forecast to be $290 per ounce.

     Results from exploration at the Emanuel Creek property, located adjacent to the Kettle River production area, continue to be encouraging. Drill results from surface holes have indicated a mineralized zone, although dimensions and limits have not yet been determined. An underground development program is underway to allow access for drilling from a location near existing workings. Completion of the exploration component of this program, comprising 25 holes or more, is anticipated prior to the end of the year.

     Statistical information is available with this release at the press release area of the company's web site, www.echobaymines.ca.

     Echo Bay mines gold and silver in North America. The primary markets for its shares are the American Stock Exchange and Toronto Stock Exchange.

     "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: The statements herein that are not historical facts are forward-looking statements. They involve risks and uncertainties that could cause actual results to differ materially from targeted results. These risks and uncertainties include, but are not limited to, the possibility that the combination of Kinross, TVX and the company may not be completed; future changes in gold prices (including derivatives) and/or production costs which could render projects uneconomic; ability to access financing; availability of hedging opportunities; differences in ore grades, recovery rates and tons mined from those expected; changes in mining and milling/heap leaching rates from currently planned rates; the results of future exploration activities and new exploration opportunities; changes in project parameters as plans continue to be refined; increasingly stringent reclamation requirements imposed by regulatory authorities; and other factors detailed in the company's filings with the U.S. Securities and Exchange Commission.

     On July 16, 2002, the company filed with the Securities and Exchange Commission a preliminary proxy statement regarding the proposed business combination transaction referred to in the foregoing information. In addition, the company will prepare and file with the Commission a definitive proxy statement and other documents regarding the proposed transaction. Investors and security holders are urged to read the definitive proxy statement, when it becomes available, because it will contain important information. The definitive proxy statement will be sent to shareholders of the company to seek their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive proxy statement, when it is available, and other documents filed with the Commission by the company at the Commission's web site at www.sec.gov. The definitive proxy statement, when it is available, and these other documents may also be obtained for free from the company by directing a request to Lois-Ann L. Brodrick, Vice President and Secretary, 780-496-9704, investor_relations@echobaymines.ca.


CERTAIN INFORMATION CONCERNING PARTICIPANTS

     The names, affiliations and interests of participants in the solicitation of proxies of the company's shareholders to approve the combination are included in the preliminary proxy statement.


Contact: Lois-Ann L. Brodrick, Vice President and Secretary - 780-496-9704

                                    # # # # #